

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 5, 2015

Barry Honig
Chief Executive Officer
Majesco Entertainment Company
4041-T Hadley Rd.
S. Plainfield, New Jersey 07080

> **Re:** **Majesco Entertainment Company**
> **Registration Statement on Form S-3**
> **Filed October 22, 2015**
> **File No. 333-207564**

Dear Mr. Honig:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears you may be relying on General Instruction I.B.6 of Form S-3 to register the primary offering of securities covered by the registration statement. If true, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates. Please ensure you disclose the public float and the amount of securities offered during the prior 12 months pursuant to Instruction I.B.6 on the outside front cover of your prospectus. In this regard, we note that you have an effective shelf registration statement on Form S-3 (File No. 333-195917) that also relied on General Instruction I.B.6 of Form S-3 to register $15 million of the company's securities. See Instruction 7 to General Instruction I.B.6 of Form S-3.

Furthermore, in light of your limited market value in comparison to the amount of securities registered, disclose on your cover page how much of the $50 million that you are now registering is currently accessible.

Cover Page

2.   Please disclose that you currently have an effective shelf registration statement on Form S-3 (File No. 333-195917), and a pending resale registration statement on Form S-3 (File No. 333-205037). Also disclose the dollar amount that remains unsold under the effective registration statement, and the number of shares you are seeking to register for resale under the pending registration statement.

Item 16. Exhibits

Exhibit 23.2

3.   We note that the consent of EisnerAmper LLP is not signed. Please amend to include a signed consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Harvey Kesner, Esq.
       Sichenzia Ross Friedman Ference LLP